UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38363

HALL OF FAME RESORT & ENTERTAINMENT COMPANY
(Exact name of registrant as specified in its charter)

2014 Champions Gateway, Suite 100
Canton, OH 44708
(330) 458-9176
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.0001 par value
Warrants, each warrant exercisable for one share of common stock

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	Common stock: 1* Warrants: 8

* On December 31, 2025, Hall of Fame Resort & Entertainment Company, HOFV Holdings, LLC, a Delaware limited liability company (“Parent”), and Omaha Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and, solely as guarantor of certain of Parent’s obligations thereunder, CH Capital Lending, LLC (“CHCL”), a Delaware limited liability company, completed the transactions contemplated by the previously announced Agreement and Plan of Merger, dated as of May 7, 2025 (the “Merger Agreement”) by and among the Company, Parent, Merger Sub, and CHCL. Pursuant to the Merger Agreement, at the effective time of the merger, Merger Sub merged with and into the Company, with Hall of Fame Resort & Entertainment Company surviving the merger as a subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hall of Fame Resort & Entertainment Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HALL OF FAME RESORT & ENTERTAINMENT COMPANY

Date: December 31, 2025	By:	/s/ Lisa Gould
Name: Lisa Gould
Title: Interim Chief Executive Officer